06006340

NITED STATES
DEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2006

SEC FILE NUMBER
8- 30353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capitol Securities Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7918 Jones Branch Drive, Suite 800
(No. and Street)

McLean, (City) VA (State) 22102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Johann Nanayakkara 703-821-2010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Jones & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

108 Center Street, North, 2nd Floor, Vienna, VA 22180
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Johann Nanayakkara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capitol Securities Management, Inc., as of December 31, 2005, 20__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capitol Securities Management, Inc.

Financial Statements

For The Years Ended December 31, 2005 and 2004

With Audit Report of Independent

Certified Public Accountants

And

Report on Internal Accounting Control

TURNER, JONES & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

Table of Contents

Turner, Jones & Associates, P.L.L.C.

Certified Public Accountants
108 Center Street, North, 2nd Floor
Vienna, Virginia 22180-5712
(703) 242-6500
FAX (703) 242-1600

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Capitol Securities Management, Inc.
7918 Jones Branch Drive, Suite 800
McLean, VA 22102

We have audited the accompanying balance sheets of Capitol Securities Management, Inc. (a Virginia Corporation) as of December 31, 2005 and 2004, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant disclosures made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capitol Securities Management, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles of the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turner, Jones & Associates PLLC

Vienna, Virginia
February 27, 2006

Capitol Securities Management, Inc.
Balance Sheets
As of December 31, 2005 and 2004

ASSETS

	2005	2004
CURRENT ASSETS:		
Cash and cash equivalents	$ 265,518	$ 97,177
Commissions receivable from broker-dealers	537,774	681,680
Other receivables	48,036	18,800
Deferred tax	-	54,170
Investments	983	230,240
Total current assets	852,311	1,082,067
PROPERTY, PLANT AND EQUIPMENT		
Furniture and equipment	151,132	141,343
Leasehold improvements	29,249	29,249
Total property, plant and equipment	180,381	170,592
Less accumulated depreciation	(148,376)	(132,848)
Net property, plant and equipment	32,005	37,744
OTHER ASSETS		
NASD public shares	28,770	-
Deposits	25,798	25,798
Total other assets	54,568	25,798
TOTAL ASSETS	$ 938,884	$ 1,145,609

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Balance Sheets (continued)
As of December 31, 2005 and 2004

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 23,981	$ 17,657
Payable to brokers and dealers	590,447	723,465
Income taxes payable	-	54,170
Total current liabilities	614,428	795,292
Total liabilities	614,428	795,292
Commitments and contingencies		
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value, (5,000 shares authorized, 100 issued and outstanding)	100	100
Additional paid in capital	70,900	70,900
Retained earnings	253,456	279,317
Total stockholders' equity	324,456	350,317
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 938,884	$ 1,145,609

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Statements of Income and Retained Earnings
For The Years Ended December 31, 2005 and 2004

	2005	2004
REVENUES:		
Commissions, net	$ 10,164,393	$ 10,084,030
Market valuation income (loss)	12,474	5,131
Total revenues	$ 10,176,867	$ 10,089,161
EXPENSES:		
Advertising	75	2,208
Auto expenses	61,314	94,596
Clearing fees expense	454,047	447,979
Commission expense	6,633,648	6,002,706
Charitable contributions	5,000	3,725
Computer expense	245,497	295,284
Depreciation	15,528	21,935
Dues and subscriptions	21,343	33,542
Employee benefits	182,518	101,737
Fines and penalties	1,806	279
Insurance	303,758	413,367
Bank charges	25,858	21,578
Occupancy costs	379,625	370,846
Office supplies and expense	29,622	107,693
Payroll taxes	191,886	196,803
Postage and delivery	25,128	26,565
Printing and copying	6,192	26,958
Professional and management fees	168,904	351,417
Repairs and maintenance	1,394	12,757
Salaries	1,153,720	1,515,758
Taxes and licenses	116,103	78,825
Telephone	53,756	51,353
Travel, entertainment and conferences	79,356	129,937
Loss reimbursement	24,750	30,910
Total expenses	10,180,828	10,338,758

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Statements of Income and Retained Earnings (continued)
For The Year Ended December 31, 2005 and 2004

	2005	2004
Net income/(loss) from operations	$ (3,961)	$ (249,597)
Interest income	3,500	111,196
Gain (loss) on NASD shares	28,770	(20,100)
Net income (loss) before provision for income taxes	28,309	(158,501)
Provision for income tax:	54,170	-
Net income (loss)	(25,861)	(158,501)
Retained earnings, beginning of year	279,317	437,818
Retained earnings, end of year	$ 253,456	$ 279,317

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Statements of Cash Flows
For The Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (25,861)	$ (158,501)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	15,528	21,935
Change in commissions receivable	143,906	56,344
Change in deferred tax	54,170	-
Change in other assets	(28,770)	20,100
Change in other receivables	(29,236)	(14,100)
Change in accounts payable	6,324	17,537
Change in commissions payable	(133,018)	197,524
Change in other current liabilities	(54,170)	(13,061)
Net cash flows provided (used by) operating activities	(51,127)	127,778
CASH FLOWS FROM INVESTING ACTIVITIES:		
Disposal (Acquisition) of fixed assets	(9,789)	(12,719)
Investment in marketable securities	229,257	(159,357)
Net cash provided (used by) investing activities	219,468	(172,076)
NET INCREASE (DECREASE) IN CASH	168,341	(44,298)
CASH, BEGINNING OF PERIOD	97,177	141,475
CASH, END OF PERIOD	$ 265,518	$ 97,177
SUPPLEMENTAL DISCLOSURES:		
Cash paid for income taxes	54,170	13,061
Cash paid for interest expense	-	493

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Statements of Changes in Stockholders' Equity
For The Years Ended December 31, 2005 and 2004

	Common Stock		Capital in	Retained	
	Shares	Amount	Excess of Par	Earnings	Totals
Balance: December 31, 2003	100	$ 100	$ 70,900	$ 437,818	$ 508,818
Net Income/(Loss)	-	-	-	(158,501)	(158,501)
Balance: December 31, 2004	100	$ 100	$ 70,900	$ 279,317	$ 350,317
Net Income/(Loss)				(25,861)	(25,861)
Balance: December 31, 2005	100	$ 100	$ 70,900	$ 253,456	$ 324,456

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Notes to Financial Statements
December 31, 2005 and 2004

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Capitol Securities Management, Incorporated Virginia Incorporation) is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers and Securities Investor Protection Corporation (SIPC).

Cash and Cash Equivalents:

For the purposes of these financial statements, the Corporation considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Property and Equipment:

Property and equipment are stated at cost. The Corporation uses accelerated methods in computing depreciation for financial statement purposes. Expenditures for repairs and maintenance are charged to income, and renewals and replacements are capitalized. When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation are removed from the accounts.

Estimated useful lives are as follows:

Computers	3-5 years
Furniture	5-7 years
Leasehold improvements	39 years

Depreciation expense for the years ending December 31, 2005 and 2004 was $15,528 and $21,935, respectively.

Securities Transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if then had been settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Corporation are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the balance sheet.

Marketable securities are valued at market, and securities not readily marketable are valued at fair value as determined by management.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONT.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income:

Investment advisory fees are received quarterly but are recognized as earned pro rata basis over the term of the contract.

Statements of Cash Flows:

For purposes of the Statements of Cash Flows, the Corporation has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes:

The Corporation uses Statement of Financial Standards No. 109 Accounting for Income Taxes (SFAS No. 109) in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for expected future income tax consequences of events that have been recognized in the Corporation's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences in financial carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which temporary differences are expected to reverse. The deferred tax for the year ended December 31, 2004 was removed due to S-Corporation election.

Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Expense:

The Corporation expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations for the years ending December 31, 2005 and 2004 were $75 and $2,208, respectively.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The Corporation's financial instruments that are subject to concentrations of credit risk consist primarily of cash and accounts receivable.

The Corporation places its cash deposits in high quality financial institutions. At times, such deposits may be in excess of the FDIC insurance limit.

A significant portion of the amount receivable from brokers and dealers as of December 31, 2005 and 2004 is due from the brokerage firms of Pershing L.L.C. and ADP Clearing and Outsourcing, Inc., respectively

NOTE 3 – PROFIT SHARING PLAN

The Corporation provides a profit sharing plan (401K plan), which covers substantially all employees. Under the terms of the plan, the Corporation makes the following contributions to the plan:

1. the amount of total salary reductions of all plan participants, plus

2. a matching contribution of up to three percent (3%) of eligible salary

For the years ending December 31, 2005 and 2004, the Corporation matched employee contributions of $79,730 and $74,467, respectively.

NOTE 4 – RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2005 and 2004 consist of commissions.

The Corporation clears some of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Corporation.

NOTE 5 – LEASE COMMITMENTS

The Corporation leases office space in McLean, Virginia and Boston, Massachusetts, the terms of which expire on March 31, 2010 and, February 28, 2008 respectively.

Future payments on operating leases as of December 31, 2005 and 2004 are as follows:

Years Ended December 31,	2005	2004
2004	$ 0	$ 0
2005	$ 0	$ 369,135
2006	$ 377,578	$ 377,578
2007	$ 386,278	$ 386,278
2008	$ 322,342	$ 322,342
2009	$ 316,995	$ 316,995
Thereafter	$ 79,830	$ 79,830
Total	$ 1,483,023	$ 1,852,158

NOTE 6 – NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Corporation had qualified net capital of $ 161,571, which was $ 111,571 in excess of its required net capital of $50,000. The net capital ratio was 3.80 to 1. For 2004, the Corporation had qualified net capital of $201,932, which was $148,886 in excess of its required net capital of $53,046. The net capital ratio was 3.94 to 1.

NOTE 7 – PROVISION FOR INCOME TAX-(continued)

At December 31, 2004, the Company recorded deferred tax liabilities due to the different methods of recognizing revenue and expenses used in the financial statements and income tax returns. As of December 31, 2005 and 2004, the provision for income tax consists of the following components:

	2005	2004
Current	$ 0	$ 0
Deferred	54,170	(54,170)
Total tax provision	$ 54,170	$ (54,170)

NOTE 8 – COMMITMENTS AND CONTINGENCIES

During 2005, the Company terminated its' clearing agreement with ADP Clearing and Outsourcing, Inc. and signed a five year agreement with Pershing, L.L.C.

NOTE 9 – SECURITIES AND EXCHANGE COMMISSION, RULE 15C3-3

The Corporation is exempt from Rule 15c3-3 of the Securities and Exchange Commission since it hoes not hold customers securities. The conditions for this exception were complied with for the periods ended December 31, 2005 and 2004.

Capitol Securities Management, Inc.
Schedule of Computation and Reconciliation of Net Capital
Under Rule 15C-3-1 of the
Securities and Exchange Commission
For The Years Ended December 31, 2005 and 2004
Schedule I

	2005	2004
Total stockholders' equity at December 31	$ 324,456	$ 350,317
Stockholders' equity not allowable for net capital	-	-
Total stockholders' equity qualified for net capital	324,456	350,317
Deductions and/or charges:		
Non allowable assets		
Other broker dealer receivables	21,603	
Receivables from non-customers	48,036	18,800
Net property and equipment, less related liabilities	32,005	37,744
Deferred taxes	-	54,170
Investments	983	
Prepaids, deposits, and other assets	54,569	25,798
Total deductions	157,196	136,512
Net capital before haircuts on securities positions	167,260	213,805
Haircuts on securities position	5,689	11,873
Total qualified net capital	$ 161,571	$ 201,932

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Schedule of Computation and Reconciliation of Net Capital
Under Rule 15C-3-1 of the
Securities and Exchange Commission (continued)
For The Years Ended December 31, 2005 and 2004
Schedule I

COMPUTATION OF AGGREGATE INDEBTEDNESS

	2005	2004
Items included in the statement of financial position		
Payable to brokers and dealers	$ 590,447	$ 723,465
Accounts payable and other liabilities	23,981	71,827
Total aggregate indebtedness	$ 614,428	$ 795,292

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.

Schedule of Computation and Reconciliation of Net Capital
Under Rule 15C-3-1 of the
Securities and Exchange Commission (continued)
For The Years Ended December 31, 2005 and 2004
Schedule II

COMPUTATION OF NET CAPITAL REQUIREMENT

	2005	2004
Minimum net capital required based on aggregate indebtedness	$ 40,964	$ 53,046
Minimum dollar requirement	50,000	50,000
Net capital requirement	50,000	50,000
Excess net capital	$ 111,571	$ 148,886
Ratio: aggregate indebtedness to net capital	3.80	3.94

RECONCILIATION WITH CORPORATION'S COMPUTATION

	2005	2004
Net capital, as reported in corporation's focus report	$ 187,220	$ 256,103
Net audit adjustments	(25,649)	(54,171)
Net capital per above	$ 161,571	$ 201,932

Audit adjustments effecting net capital were for recording depreciation, adjusting fixed assets and accounts payable.

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Information Relating to Possession or Control Requirements
Under Rule 15C-3-3 of the
Securities and Exchange Commission
For The Years Ended December 31, 2005 and 2004
Schedule III

The Corporation claims exemption from requirement Rule 15c3-3 under Section (K)(2)(A) of the Rule.

The Corporation does not carry accounts of, or for, customers and conducts its business in accordance with the following condition and does not engage in any other securities activities:

> The Corporation introduces and forwards as a broker all transactions and accounts to another broker or dealer who carries such accounts disclosed basis and promptly forwards all the funds and securities of customer on a fully received in connection with its activities as a broker.

Capitol Securities Management, Inc.
Computation for Determination of Reserve Requirement
Under Rule 15C-3-3 of the
Securities and Exchange Commission
For The Years Ended December 31, 2005 and 2004
Schedule IV

The Corporation is exempt from Rule 15c3-3 of the Securities and Exchange Commission since it does not hold customer securities. The conditions for this exception were complied with for the periods ended December 31, 2005 and 2004.

The Corporation does not carry accounts of, or for, customers and conducts its business in accordance with the following condition and does not engage in any other securities activities:

> The Corporation introduces and forwards as a broker all transactions and accounts to another broker or dealer (Pershing, LLC) who carries such accounts on a fully disclosed basis and promptly forwards all the funds and securities of customers received in connection with its activities as a broker.

Turner, Jones & Associates, P.L.L.C.

Certified Public Accountants
108 Center Street, North, 2nd Floor
Vienna, Virginia 22180-5712
(703) 242-6500
FAX (703) 242-1600

REPORT ON INTERNAL ACCOUNTING CONTROL BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Capitol Securities Management, Inc.
7918 Jones Branch Drive, Suite 800
McLean, VA 22102

In planning and performing our audit of the financial statements of Capitol Securities Management, Incorporated (the Corporation), for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives. We noted no material weakness existed.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Vienna, Virginia
February 7, 2006